Investor News	Fresenius Medical Care AG & Co. KGaA
Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry Proveaux
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 931 901 1224
	E-mail:	ir@fmc-ag.com

Internet: http://www.fmc-ag.com

January 16, 2007

Fresenius Medical Care expands dialyzer
production capacity at St. Wendel (Germany)

Bad Homburg, Germany – Fresenius Medical Care is expanding the dialyzer production capacity at the St. Wendel (Germany) production facility by 40%. A total of €36 million will be invested including associated investment in additional production capacity for proprietary Helixone fibers. The new production line for FX-Class dialyzers is expected to start operating in spring 2008 and will increase the annual capacity for single-use dialyzers from 25 million to 35 million.

The expansion plan at Fresenius Medical Care’s major European dialyzer production facility in St. Wendel (Germany) follows recent significant expansion projects at the Company’s facilities in Ogden (Utah, U.S.) and Buzen (Japan). As a result of these two expansion projects, the total annual capacity is expected to increase by about 11 million dialyzers worldwide.

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Dr. Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “The continued expansion of our global production network is in response to the strong increase in global demand for Fresenius Medical Care’s single-use dialyzers and other innovative products to treat patients with chronic kidney disease. Furthermore, the investment at the St. Wendel plant demonstrates our strong commitment to our home country Germany and to our more than 1,500 employees, who have built up tremendous proprietary expertise for cost-effective production of high-quality, innovative and successful dialysis products.”

In hemodialysis, the dialyzer acts as an artificial kidney, providing the vital functions of the natural organ: Blood flows through as many as 20,000 nearly hair-fine tubes (capillaries) in a plastic housing. The Helixone capillaries are made from Polysulfone, a special polymer with very good filtering capabilities and excellent biocompatibility. Toxins as well as excess water are filtered from the blood through pores in the capillaries and removed with dialysis fluid (dialysate).

***

Helixone and Fresenius Polysulfone are registered trade marks of Fresenius Medical Care.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,400,000 individuals worldwide. Through its network of 2,085 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 161,433 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS-p).

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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